EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Schedule 13D to which this Agreement is attached is filed on behalf of each of them, that each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning it contained therein, and that none of them is responsible for the completeness or accuracy of the information concerning the others unless it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in counterparts.

Dated: September 17, 2026

MAYERS VENTURES LLC

By:	/s/ Ram Naim

Name:	Ram Naim

Title:	Manager

/s/ Ram Naim

Ram Naim